UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Avino Silver & Gold Mines Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
053906103
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053906103

1	NAMES OF REPORTING PERSONS. Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,000,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,000,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%(2)
12	TYPE OF REPORTING PERSON CO
(1) Consists of 14,000,000 shares issued to Coeur Mining, Inc. in accordance with that certain Share Purchase Agreement, dated as of October 27, 2021, and 7,000,000 shares issuable in accordance with that certain Common Share Purchase Warrant, dated as of March 21, 2022.
(2) The percentages set forth above and in the rest of this Schedule 13G are calculated based upon an aggregate of 123,243,211 common shares outstanding, comprised of (i) 102,243,211 Common Shares outstanding as of December 31, 2021 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2022 and (ii) 14,000,000 shares issued to Coeur Mining, Inc. in accordance with that certain Share Purchase Agreement, dated as of October 27, 2021, and 7,000,000 shares issuable in accordance with that certain Common Share Purchase Warrant, dated as of March 21, 2022.

CUSIP No. 053906103

Item 1(a).    Name of Issuer:

        Avino Silver & Gold Mines Ltd.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

570 Granville Street
Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

Item 2(a).    Name of Persons Filing:

        Coeur Mining, Inc.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

200 S. Wacker Drive, Suite 2100
        Chicago, Illinois 60606

Item 2(c).    Citizenship:

        Delaware

Item 2(d).    Title of Class of Securities:
        Common Shares, no par value

Item 2(e).    CUSIP Number:
053906103

Item 3.        Not applicable.

Item 4.    Ownership.

(a)     Amount beneficially owned: See responses to Item 9 on the attached cover page.
(b)     Percent of class: See responses to Item 11 on the attached cover page.
(c)    Number of shares as to which the person has:
(i)     Sole power to direct the vote: See responses to Item 5 on the attached cover page.
(ii)     Shared power to direct the vote: See responses to Item 6 on the attached cover page.
(iii)     Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.
(iv)     Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

CUSIP No. 053906103

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

    Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.    Notice of Dissolution of Group.

    Not Applicable.

Item 10.     Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 053906103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR MINING, INC.

Date: February 14, 2023
By: /s/ Thomas S. Whelan
Name: Thomas S. Whelan
Title: Senior Vice President and Chief Financial Officer